Filed by Valley National Bancorp

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: The Westchester Bank Holding Corporation

Commission File Number: 001-11277

Team,

Today, we took another step forward in our strategic growth journey, by announcing that Valley has entered into a merger agreement with The Westchester Bank. You can read the official press release here.

Founded in 2008 by local investors and banking professionals, The Westchester Bank is a local community bank that has 7 branches located throughout Westchester County, NY. Led by President and CEO John M. Tolomer, The Westchester Bank is a highly profitable, high-growth commercial bank that has effectively grown from $39 million in assets to over $1.3 billion in assets and funded its strong loan growth with corresponding core deposit growth.

Why The Westchester Bank?

The following key factors play a big role in our decision making:

•

There are natural synergies between both of our organizations as we share similar corporate cultures and approach to relationship banking by offering the same services as the bigger banks but in a highly personalized manner

•	Acquiring The Westchester Bank will provide us with a meaningful commercial presence in a dynamic market with a population of 1 million, providing scalability for continued growth

•	This merger provides the opportunity to seamlessly integrate both organizations and grow our team of talented professionals to achieve our strategic goals, together

We’ve found a partner in The Westchester Bank that shares a very similar banking philosophy and commitment to supporting the local community. Like Valley, The Westchester Bank believes in putting customers first and building meaningful relationships by providing customized financing solutions. We’re excited about this opportunity to bring the Valley brand and an expanded line of innovative banking solutions to one of the premier markets on the east coast. I look forward to welcoming The Westchester Bank associates and their customers to the Valley family.

Next Steps

In the coming days and weeks, we will begin assembling our internal conversion teams and prepare to merge The Westchester Bank into Valley. We expect an official closing to be finalized by the end of the year. As always, we will continue to share updates with you throughout this process.

I am excited about the opportunities that lie ahead and thank you for your continued support on this journey together.

Sincerely,

Ira Robbins

President & CEO

© 2021 Valley National Bank. For internal use only.

Important Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Valley National Bancorp (“Valley”) of The Westchester Bank Holding Corporation (“Westchester”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, Valley will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Westchester and a prospectus of Valley (the “Proxy Statement/Prospectus”), and Valley may file with the SEC other relevant documents concerning the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Westchester. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY VALLEY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VALLEY, WESTCHESTER AND THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about Valley, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed by Valley. You will also be able to obtain these documents, when they are filed, free of charge, from Valley at www.valley.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, at Valley’s website at http://ir.valleynationalbank.com or by directing a request to Ronald H. Janis, Senior Executive Vice President & General Counsel, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-8800, or by directing a request to The Westchester Bank Holding Corporation, 12 Water Street, White Plains, New York 10601.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Valley or Westchester. However, Valley, Westchester and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Westchester in respect of the proposed transaction. Information about Valley’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 8, 2021, and other documents filed by Valley with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements

This communication contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations, including the potential effects of the COVID-19 pandemic on Valley’s businesses and financial results and conditions. Forward-looking statements include, without limitation, statements relating to the impact Valley and Westchester expect the proposed merger to have on the combined entity’s operations, financial condition, and financial results, and Valley’s and Westchester’s expectations about the ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies Valley and Westchester expect to realize as a result of the proposed acquisition. These statements may be identified by such forward looking terminology as “ should,”“ expect,”“ believe,”“ view,”“ opportunity,”“ allow,”“ continues,”“ reflects,”“ typically,”“ usually,”“ or similar statements or variations of such terms Such forward looking statements involve certain risks and uncertainties. Such forward-looking statements are based on various assumptions (many of which are beyond the control of Valley and Westchester) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, but are not limited to: the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; the outcome of any legal proceedings that may be instituted against Valley or Westchester; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of Valley and Westchester will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; changes in the estimates of non-recurring charges; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Valley or Westchester have business relationships; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Valley, Westchester and the proposed transaction; the continued impact of COVID-19 on the U.S. and global economies, including business disruptions, reductions in employment and an increase in business failures, specifically among Valley’s clients; the continued impact of COVID-19 on Valley’s employees and Valley’s ability to provide services to Valley’s customers and respond to their needs as more cases of COVID-19 may arise in Valley’s primary markets; potential judgments, claims, damages, penalties, fines and reputational damage resulting from pending or future litigation and regulatory and government actions, including as a result of Valley’s participation in and execution of government programs related to the COVID-19 pandemic or as a result of Valley’s actions in response to, or failure to implement or effectively implement, federal, state and local laws, rules or executive orders requiring that Valley grants forbearances or not act to collect Valley’s loans; the impact of forbearances or deferrals Valley is required or agree to as a result of customer requests and/or government actions, including, but not limited to Valley’s potential inability to recover fully deferred payments from the borrower or the collateral; the risks related to the discontinuation of the London Interbank Offered Rate and other reference rates, including increased expenses and litigation and the effectiveness of hedging strategies; damage verdicts or settlements or restrictions related to existing or potential class action litigation or individual litigation arising from claims of violations of laws or regulations, contractual claims, breach of fiduciary responsibility, negligence, fraud, environmental laws, patent or trademark infringement, employment related claims, and other matters; a prolonged downturn in the economy, mainly in New Jersey, New York, Florida and Alabama, as well as an unexpected decline in commercial real estate values within Valley’s market areas; higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law; the inability to grow customer deposits to keep pace with loan growth; a material change in Valley’s allowance for credit losses under CECL due to forecasted economic conditions and/or unexpected credit deterioration in Valley’s loan and investment portfolios; the need to supplement debt or equity capital to maintain or exceed internal capital thresholds; greater than expected technology related costs due to, among other factors, prolonged or failed implementations, additional project staffing and obsolescence caused by continuous and rapid market innovations; the loss of or decrease in lower cost funding sources within Valley’s deposit base, including Valley’s inability to achieve deposit retention targets under Valley’s branch transformation strategy; cyber attacks, computer viruses or other malware that may breach the security of Valley’s websites or other systems to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage Valley’s systems; results of examinations by the Office of the Comptroller of the Currency (OCC), the Federal Reserve Bank (FRB), the Consumer Financial Protection Bureau (CFPB), and other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase Valley’s allowance for credit losses, write down assets, reimburse customers, change the way Valley does business, or limit or eliminate certain other banking activities; our inability or determination not to pay dividends at current levels, or at all, because of inadequate earnings, regulatory restrictions or limitations, changes in Valley’s capital requirements or a decision to increase capital by retaining more earnings; unanticipated loan delinquencies, loss of collateral, decreased service revenues, and other potential negative effects on Valley’s business caused by severe weather, the COVID-19 pandemic or other external events; unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, large prepayments, changes in regulatory lending guidance or other factors; and the failure of other financial institutions with whom Valley has trading, clearing, counterparty and other financial relationships; and other factors, many of which are beyond the control of us and Westchester. A detailed discussion of factors that could affect Valley’s results is included in Valley’s SEC filings, including the “Risk Factors” section of Valley’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in Valley’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Valley with the SEC and are available on the SEC’s website at www.sec.gov. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Valley and Westchester undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in our expectations, except as specifically required by law.